                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                     FIRST AMERICAN HEALTH CONCEPTS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, no Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  31852M-10-5
           --------------------------------------------------------
                                 (CUSIP Number)

                  John W. Heidt, Alpha Capital Company, Inc.
         1425 Leimert Boulevard, Suite 400, Oakland, California 94602
                                 (415) 428-0300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 15, 1989
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
                                        ---


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CUSIP No. 31852M-10-5                13D                 Page   2  of  5  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Alpha Capital Company, Inc.
     94-2391618
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC - $ 63,125
     OO - $321,891
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /

     Not applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 20,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    165,400
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    185,400
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     185,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

     Not applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This statement relates to the common stock (no Par Value) of:

          First American Health Concepts, Inc.
          1811 South Alma School Road, Suite 285,
          Mesa, Arizona, 85202

Item 2.  Identity and Background.

     The name and address of the entity filing this statement is:

          Alpha Capital Company, Inc.
          1425 Leimert Boulevard, Suite 400
          Oakland, California 94602

     Alpha Capital Company, Inc. ("Alpha") is a California corporation providing investment advice to individual and institutional investors.

     The officers and directors of Alpha are:

          Robert J. Delsol - President and Director

          Calvin E. Wong - Executive Vice President, Secretary and Director

          John W. Heidt - Vice President and Director

     All of the above officers and directors are United States citizens those business address is 1425 Leimert Boulevard, Suite 400, Oakland, California 94602. During the past five years, neither Alpha nor any of the above individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Page 3 of 5 Pages
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Item 3.  Source and Amount of Funds or Other Consideration.

     Alpha Capital Company is the legal owner of 20,000 shares of First American Health Concepts, Inc. ("First American") common stock, for which the cost basis is $63,125. Such purchases have been made from Alpha's working capital.

     In addition, Alpha is the investment advisor to selected individual and institutional investors who have acquired an additional 165,400 shares of First American common stock. These acquisitions, for which the cost basis aggregates $321,891, have been made for the accounts of Alpha's clients with monies provided by such clients. Alpha's position as investment advisor to these investor-clients results in Alpha's beneficial ownership (as defined by the Securities Exchange Act of 1934) of 6.9 percent of the outstanding common stock of First American.

Item 4.  Purpose of Transaction.

     Alpha and its investor-clients have purchased First American common stock as an investment. Alpha has no plans at present to change the nature of the operations, business, capitalization or corporate structure of First American. While Alpha has no such plans at present, Alpha may, at a later date, decide to acquire additional shares of First American in open market transactions or sell its entire beneficial ownership in First American to a third party.

Item 5.  Interest in Securities of the Issuer.

     Alpha Capital Company beneficially owns 185,400 shares of First American common stock, or approximately 6.9 percent of such common stock outstanding. The power to vote these common shares are held jointly by Alpha and its investor-clients. The power to dispose of these common shares is held solely by Alpha.

     During the past sixty days, Alpha and its investor-clients have purchased First American common stock in the open market and through a private transaction. Such purchases were made at prices ranging from $1 5/8 to $2 1/4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Nothing to report.


                              Page 4 of 5 Pages

Item 7.  Material to be Filed as Exhibits.

     Nothing to report.





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 21, 1989


Alpha Capital Company, Inc.



----------------------------------------
John W. Heidt
Vice President





                              Page 5 of 5 Pages